EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

DUNXIN FINANCIAL HOLDINGS LIMITED

October 16, 2023

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on October 10, 2023.

↓ Please detach along perforated line and mail in the envelope provided. ↓

101623

THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE "FOR" ALL PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. By way of an ordinary resolution, that the Company's authorised share capital be increased **FROM** US$100,000 divided into 2,000,000,000 Ordinary Shares with a par value of US$0.00005 each ("Ordinary Shares") **TO** US$40,000,000 divided into 800,000,000,000 Ordinary Shares **BY** the creation of 798,000,000,000 Ordinary Shares (the "Increase in Share Capital Proposal").	☐	☐	☐
2. By way of a special resolution, By way of a special resolution, that subject to approval of the Increase in Share Capital Proposal, the Company's authorised share capital be varied **FROM** US$40,000,000 divided into 800,000,000,000 Ordinary Shares **TO** US$40,000,000 divided into (i) 780,000,000,000 Class A Ordinary Shares with a par value of US$0.00005 each (**"Class A Ordinary Shares"**), and (ii) 20,000,000,000 Class B Ordinary Shares with a par value of US$0.00005 each (**"Class B Ordinary Shares"**), in each case having the rights and subject to the restrictions set out in the **Amended M&A** (defined below) of the Company to be adopted pursuant to resolution 3 below, by the re-designation of (i) an aggregate of 512,232,237 issued Ordinary Shares registered in the name of Perfect Lead International Limited, Honest Plus Investments Limited and Hesperus Investments Limited on the register of members of the Company as Class B Ordinary Shares on a one-for-one basis, (ii) all issued Ordinary Shares other than those registered in the name of Perfect Lead International Limited, Honest Plus Investments Limited and Hesperus Investments Limited on the register of members of the Company into Class A Ordinary Shares on a one-for-one basis; (iii) all authorized but unissued Ordinary Shares, other than those authorized but unissued Ordinary Shares to be re-designated as Class B Ordinary Shares (set out in the following sub-paragraph (iv)), into Class A Ordinary Shares on a one-for-one basis, and (iv) 19,487,767,763 authorized but unissued Ordinary Shares into Class B Ordinary Shares on a one-for-one basis (the **"Reclassification Proposal"**).	☐	☐	☐
3. By way of a special resolution that the existing Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect by amended and restated by their deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association of the Company attached hereto as Appendix A (the **"Amended M&A"**) (the **"Articles Amendment Proposal"**).	☐	☐	☐
4. By way of an ordinary resolution, that Yuan Gao be re-elected as director of the Company, to hold office for a one-year term subject to re-election at the Company's next annual general meeting;	☐	☐	☐
5. By way of an ordinary resolution, that Weidong Xu be re-elected as director of the Company, to hold office for a one-year term subject to re-election at the Company's next annual general meeting;	☐	☐	☐
6. By way of an ordinary resolution, that Qi Chen be re-elected as director of the Company, to hold office for a one-year term subject to re-election at the Company's next annual general meeting;	☐	☐	☐
7. By way of an ordinary resolution, that Hao Xu be appointed as director of the Company, to hold office for a one-year term subject to re-election at the Company's next annual general meeting;	☐	☐	☐
8. By way of an ordinary resolution, that Longwen (Stanley) He be appointment as director of the Company, to hold office for a one-year term subject to re-election at the Company's next annual general meeting;	☐	☐	☐

Signature of Shareholder ______________ Date: ________ Signature of Shareholder ______________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.